George Powlick

Chief Financial Officer

June 18, 2010

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E, Mail Stop 3561
Washington, D.C. 20549

RE:	K•Swiss Response to Comment Letter Dated June 10, 2010
File No. 000-18490

Dear Mr. Reynolds:

On behalf of K•Swiss Inc. (the “Company”), below is our response to your letter dated June 10, 2010, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission (the “Commission”) on February 18, 2010.

Form 10-K filed February 18, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note A – Summary of Significant Accounting Policies

15 – Selling, General and Administrative Expenses, page 53

1.	We note that you record warehousing costs as a component of selling, general and administrative costs. In order to provide an investor with a better understanding of your expenses, in future Exchange Act filings please quantify purchasing, receiving and warehousing costs that are not recorded within cost of goods sold.

In future Exchange Act filings, the Company will quantify purchasing, receiving and warehousing costs that are not recorded within cost of goods sold.

31248 Oak Crest Drive  •  Westlake Village, CA 91361-4643  •  Telephone (818) 706-5100  •  Facsimile (818) 706-5390

Note D – Intangible Assets, page 56

2.	We note that you recorded a partial impairment charge related to the goodwill and intangible assets associated with your Palladium business as a result of deteriorating economic market conditions. In future Exchange Act filings, please revise your Critical Accounting Policies to provide information that will enable investors to assess the probability of an additional impairment charge related to your Palladium business. Please provide us your planned future disclosure which should describe the assumptions used to determine the fair value of the intangible assets and goodwill along with a discussion of the degree of uncertainty associated with these assumptions and a description of events that could adversely affect these assumptions.

In future filings, the Company will expand on its disclosure in Note A, Item 8 and the Critical Accounting Policies section in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future filings that disclosure will be substantially as follows:

Goodwill and Intangible Assets

Indefinite-lived intangible assets are evaluated for impairment at least annually, and more often when events indicate that an impairment exists. Intangible assets with finite lives are amortized over their useful lives.

Events or changes in circumstances that may trigger impairment reviews include among other factors, significant changes in business climate, operating results, planned investments, or an expectation that the carrying amount may not be recoverable. The test for impairment involves the use of estimates relating to the fair values of business operations with which the goodwill is associated and the fair values of intangible assets with indefinite lives.

The Company reviews goodwill for impairment in a two step process. The first step is to determine whether there is potential impairment by comparing the estimated fair value of a reporting unit to its carrying value (which includes goodwill). If the fair value exceeds the carrying value, then goodwill is not considered impaired, however, if the carrying amount exceeds the fair value, then step two is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by allocating fair value to all assets and liabilities. The excess, if any, is the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount of goodwill, then impairment is recognized.

The Company reviews intangible assets related to trademarks for impairment, by determining fair value using a “relief from royalty payments” methodology. This approach involves two steps: (i) estimating reasonable royalty rates for each trademark and (ii) applying these royalty rates to a net sales stream and discounting the resulting cash flows to determine fair value. If the fair value is less than the carrying value then impairment is recognized.

Determining the fair value of goodwill and other intangible assets is highly subjective and requires the use of estimates and assumptions. The Company uses estimates including estimated future revenues, royalty rates and discount rates, among other factors. The Company also considers the following factors:

•	the assets’ ability to continue to generate income from operations and positive cash flow in future periods;

•	changes in consumer demand or acceptance of the Company’s brands and products; and

•	other considerations that could affect fair value or otherwise indicate potential impairment.

In addition, facts and circumstances could change, including further deterioration of general economic conditions, customers reducing orders in response to such conditions and increased competition. These and/or other factors could result in changes to the calculation of the fair value which could result in future impairment of the Company’s remaining goodwill and other intangible assets. Changes in any one or more of these estimates and assumptions could produce different financial results.

Note L – Stockholders’ Equity, page 65

3.	We note that the exercise prices of outstanding stock options were modified in separate actions approved by your Board of Directors in March 2008 and November 2008. It appears that these modifications resulted in incremental compensation expense, but it is not clear how this additional expense was recognized. Please tell us how you are recognizing this incremental compensation expense (e.g. ratably over the remaining service period) and cite the relevant guidance used to support your accounting treatment. Refer to FASB ASC 718-20-35.

The option modifications in March 2008 and November 2008 were accounted under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 718-20-35, “Compensation – Stock Compensation, Awards Classified as Equity, Subsequent Measurement.” In accordance with ASC No. 718, the Company estimated the fair value compensation expense over the expected lives of the options using the Black-Scholes model. As a result of the March 2008 and November 2008 modifications, incremental compensation expense recognized during 2008 was $373,000 and $1,249,000, respectively. Additional compensation expense of $477,000 related to the March 2008 modification will be recognized over the next six years and additional compensation expense of $488,000 related to the November 2008 modification will be recognized over the next seven years in accordance with ASC No. 718-20-35. Under the Black-Scholes method, compensation expense for each option grant is recognized ratably over the estimated life. However, because the estimated remaining lives of the modified options cover a significant number of options with different remaining lives, the aggregated compensation expense will not be recognized ratably over the next six and seven years. The recognition of compensation expense (as a percentage of the total amount of compensation expense of $2,587,000) for these modifications is 62.7% in 2008, 20.8% in 2009, 9.5% in 2010, 4.4% in 2011, 1.8% in 2012, 0.7% in 2013, 0.1% in 2014 and 0.0% in 2015.

Exhibits, page 79

4.	We note on pages 35-35 and 59-61 of your annual report, you describe a variety of credit agreements (including those with Palladium), but only your $10 million credit agreement with Bank of America is filed as an exhibit. Please file all material credit agreements as required by Item 601(b)(10), or advise us why these agreements are not required to be filed.

The Company has reviewed all of its credit facilities and determined that, other than its domestic Loan Agreement with Bank of America, none of these credit facilities are material to the Company. As such, the Company believes only the Company’s Loan Agreement with Bank of America is required to be filed pursuant to Item 601(b)(10).

Closing Comments:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s responsiveness with respect to the Company’s filings and look forward to resolving any additional concerns the staff may have. Should you have any questions, please contact me at (818) 706-5100.

Sincerely,

/s/ George Powlick
George Powlick
Vice President of Finance, Chief Administrative Officer and Chief Financial Officer